Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-_____) pertaining to the Brown Shoe Company, Inc. Deferred Compensation Plan of our report dated March 20, 2007, except for the third paragraph of Note 14, as to which the date is April 2, 2007, with respect to the consolidated financial statements and schedule of Brown Shoe Company, Inc. We also consent to the incorporation by reference of our report dated March 20, 2007, with respect to management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Brown Shoe Company, Inc., included in the Annual Report (Form 10-K) for the year ended February 3, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri
December 11, 2007